Mail Stop 4561

October 19, 2007

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

      Re: **Points International Ltd.**
                Form 40-F for the year ended December 31, 2006
                Filed 3/29/07
                File No. 000-51509

Dear Mr. Lam:

      We have reviewed your response letter dated September 14, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F filed March 29, 2007

Note 14 – MilePoint Inc. Acquisition, page 62

1.   We note your response to comment 2; you state that the acquisition of the MilePoint assets included the systems and technology operating the online business (including the system processes maintaining operations). In this regard,

it appears that you acquired some technology-based intangible assets. Please tell us why you did not allocate any of the purchase price to these intangible assets.

2.   Furthermore, you state that you believe that the MilePoint employees (which you did not acquire) were a minor element of the business and not material to the acquisition of the business as a whole. However, you later state that you hired Mark Lacek and Peter Brennan, MilePoint's founders and loyalty industry veterans, as consultants as part of the negotiation of the acquisition to perform technical services "necessary to complete the acquisition." This statement contradicts your previous statement since it implies that these MilePoint employees were a major element of MilePoint's business. Please explain. Also please see Example 4, Scenario 2 in EITF 98-3 for a similar example.

3.   Please explain what you meant when you said that "after the sale, MilePoint no longer operated in the same business."

4.   Not withstanding our previous comment regarding your determination of whether or not this acquisition was a business combination, we still do not believe that it is appropriate to include the $671,653 of transition services in the cost of the purchase of MilePoint. Integration/transition costs do not meet the criteria in EITF 95-3 for recognition as a liability assumed as of the consummation date of a business combination and thus it is not appropriate under US GAAP to include these costs in the purchase price. Please revise your filing accordingly.

******

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief